Sept. 27, 2013

Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.70 on Form N-4

File Nos. 333-79311/811-07355

RiverSource Variable Annuity Account (“Registrant”)

Post-Effective Amendment No.24 on Form N-4

File Nos. 333-139759/811-07623

Dear Mr. Cowan:

This letter is in response to Staff’s comments received Sept. 13, 2013 and Sept. 27, 2013 for the above-referenced Post-Effective Amendment filings filed on or about Aug. 16, 2013. Comments and responses are outlined below.

Comment 1.

The registrant claims on page 5 that it has the right to not only increase the rider fee for the Withdrawal Benefit, GWB for Life and SecureSource rider, but also to vary the fee depending on the fund in which your contract value is invested. It relies on the provision in the contract that states:

Your variable annuity contract limits the circumstances under which we may increase your fee for the rider. Under the terms of your contract, we may increase the fee only if you:

•	Choose the annual elective step up or the elective spousal continuation step up to “lock in” contract gains used to calculate the rider guarantees (the Step up), or

•	Elect to transfer your contract value to an investment option with a higher annual fee. Our current administrative process is only to apply to the fee increase for more aggressive transfers to a Variable Portfolio – Moderately Aggressive Portfolio or Variable Portfolio – Aggressive Portfolio.

It is questionable whether the company in fact has the right to increase the fee for the rider under the above circumstance because it only applies to a transfer of contract value. As disclosed in the supplement, the company will only increase the fee for the rider if contract value remains invested in the Portfolio Navigator funds. While an across the board increase in the rider fees is reserved, it does appear the company has reserved the right to increase the fee in the manner proposed in the supplement.

Response:

The prospectus of the variable annuity contract, in the case of the Withdrawal Benefit, GWB for Life, and SecureSource rider explain the circumstances under which rider fee may increase as follows:

Currently the [applicable] rider fee does not vary with the PN program investment option selected; however, we reserve the right to vary the rider fee for each PN program investment option. The SecureSource – Single Life rider charge will not exceed a maximum charge of 2.00%. The SecureSource – Joint Life rider fee will not exceed a maximum fee of 2.50%.

We may increase the rider fee at our discretion and on a nondiscriminatory basis.

We will not change the SecureSource rider fee in effect on your contract after the rider effective date unless:

(a) you choose the annual elective step up or the elective spousal continuation step up after we have exercised our rights to increase the rider fee; or

(b) you elect to change your PN program investment option after we have exercised our rights to increase the rider fee or vary the rider fee for each PN program investment option.

If you choose the elective step up, the elective spousal continuation step up, or change your PN program investment option after we have exercised our rights to increase the rider fee as described above, you will pay the fee that is in effect on the valuation date we receive your written request to step up or change your PN program investment option. On the next contract anniversary, we will calculate an average rider fee, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each fee was in effect.

The charge does not apply after annuitization start date.

In order to clarify the disclosure around the applicable provisions of the contract providing us the right to make these increases and to vary them by fund, the paragraph in the supplement has been revised as follows:

Your variable annuity contract limits the circumstances under which we may increase your fee for the rider. Under the terms of your contract, we may not change the rider fee in effect on your contract after the rider effective date unless:

•	you choose the annual elective step up or the elective spousal continuation step up after we have exercised our rights to increase the rider fee (the Step up); or

•	you elect to change your PN program investment option after we have exercised our rights to increase the rider fee or vary the rider fee for each PN program investment option. Our current administrative process is only to apply to the fee increase for more aggressive transfers to a Variable Portfolio – Moderately Aggressive Portfolio or Variable Portfolio – Aggressive Portfolio.

Comment 2.

On page 6, it appears that a 4th option, moving to another Portfolio Navigator fund, is also a choice. Please revise or advise.

Response:

We agree. A 4th option has been added and the paragraph on page 6 has been revised as follows:

If your contract value is allocated to the Variable Portfolio – Moderately Aggressive Portfolio or Variable Portfolio – Aggressive Portfolio, you will have the following choices:

1.	Remain invested in your current Portfolio Navigator fund and elect to Step up and lock in your contract gains. If you make this decision, your rider fee will increase.

2.	Move to one of the Portfolio Stabilizer funds. If you do this, your rider fee will not increase, but remember that you will lose your access to invest in the Portfolio Navigator funds. If you are eligible and want to receive a Step up, you will need to take action and elect to Step up or wait until the next contract anniversary to receive an automatic Step up.

3.	Do not elect a Step up, if eligible. You will not lock in contract gains, but you rider fee will stay the same.

4.	Move to a less aggressive Portfolio Navigator fund. If you make this decision, your rider fee may decrease. Certain rider fees may not change depending on the fund in which your contract value is allocated.

Comment 3.

On page 7, the paragraph after the bolded paragraph seems awkward. Shouldn’t both parentheticals reference the Portfolio Navigator funds?

Response:

This paragraph refers to the fact that the Company continues to reserve the right to further increase the rider fees up to the maximum. Currently, the rider fees do not vary among the Portfolio Stabilizer funds, but the Company reserves the right to vary the rider fees for each Portfolio Stabilizer fund in the future.

The paragraph is revised to read:

Subject to the terms of your contract, we reserve the right in the future to further increase the rider fee up to the maximum limit provided by your rider. Currently, the rider fee does not vary among the Portfolio Stabilizer funds, but we reserve the right to vary the fees among the Portfolio Stabilizer funds in the future.

Comment 4.

Please carry over table headings if a page break occurs in the middle of a table.

Response:

We agree and confirm the table headings will be carried over if a page break occurs in the middle of the table.

Comment 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:             Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-8056, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford Assistant General Counsel and Assistant Secretary

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